UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GOLDBELT RESOURCES LTD.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

380755

(CUSIP Number)

Jonathan Goodman
President & CEO
Dundee Precious Metals Inc.
200 Bay Street, Royal Bank Plaza, South Tower
Toronto, Ontario, Canada M5J 2J1
Telephone: (416) 365-2408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.		Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Dundee Precious Metals Inc. 200 Bay Street, Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	N/A	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

30,111,494 Common Shares
8 SHARED VOTING POWER

NIL
9 SOLE DISPOSITIVE POWER

30,111,494 Common Shares
10 SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,111,494 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.2%
14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Dundee Precious Metals Inc. ("Dundee Precious" or the "Company") hereby submits this statement on Schedule 13D (the "Schedule 13D") relating to the common shares of Goldbelt Resources Ltd. ("Goldbelt").

Item 1. Security and Issuer

This statement relates to the common shares of Goldbelt (the "Common Shares").

The principal executive offices of Goldbelt are located at 372 Bay Street, Suite 1201, Toronto, Ontario, Canada, M5H 2W9.

Item 2. Identity and Background

(a) - (c) This Schedule 13D is being filed by Dundee Precious.

The registered office and principal place of business of Dundee Precious is Royal Bank Plaza, South Tower, Suite 3060, 200 Bay Street, Toronto, Ontario M5J 2J1. Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals. Dundee Precious also holds a significant and strategic portfolio of investments in the precious metals and mineral related sector.

The following is a list of the directors and executive officers of Dundee Precious, their positions with Dundee Precious, their present principal occupations, their business addresses and Citizenship:

NAME AND ADDRESS	POSITION HELD	PRINCIPAL OCCUPATION	CITIZENSHIP

Colin Benner	Director	Vice Chairman and Chief	Canadian
Eurozinc Mining Corporation		Executive Officer of EuroZinc
Suite 1601		Mining Corporation, a base metal
543 Granville Street		mining company.
Vancouver, B.C.
V6C 1X8

Derek H.L. Buntain	Director	President, The Dundee Bank, a	Canadian
2nd Floor, Waterfront Centre		private bank and trust company.
28 North Church Street
George Town, Grand Cayman
Cayman Islands, B.W.I

Michael Cooper	Director	Chief Executive Officer, Dundee	Canadian
Dundee REIT		Real Estate Investment Trust, an
State Street Financial Centre		investment trust engaged in the
30 Adelaide Street East, Suite		ownership and management of
1600		commercial rental properties.
Toronto, Ontario
M5C 3H1

Jonathan C. Goodman	Director, President	President and Chief Executive	Canadian
Dundee Precious Metals Inc.	and CEO	Officer of the Company.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3060
Toronto, Ontario
M5J 2J1

NAME AND ADDRESS	POSITION HELD	PRINCIPAL OCCUPATION	CITIZENSHIP

Ned Goodman	Director	President and Chief Executive	Canadian
Dundee Corporation		Officer of Dundee Corporation, a
28th Floor , One Financial Place		holding company dedicated to
1 Adelaide Street East		wealth management and financial
Toronto, Ontario		services, and Dundee Wealth
M5C 2V9		Management Inc. a wealth
management company, and
Chairman of Goodman &
Company, Investment Counsel
Ltd., an investment management
company.

Murray John	Director	President and Chief Executive	Australian
Dundee Resources Limited		Officer of Dundee Resources
40 King Street, 55th Floor		Limited, an investment company.
Toronto, Ontario
M5H 4A9

John Lydall	Director	Corporate Director	Canadian
30 Second Steret
Oakville, Ontario
L6J 3T2

Garth MacRae	Director	Corporate Director	Canadian
28th Floor , One Financial Place
1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Peter Nixon	Director	Corporate Director	Canadian
901 Lake Drive North
R.R. #2
Keswick, Ontario
L4P 3E9

Ronald Singer	Director	Corporate Director	Canadian
#403 – 3033 Sherbrooke St. West
Montreal, Quebec
H3Z 1A3

Brian J. Steck	Director	President of St. Andrews	Canadian
President		Financial Corp., a private
St. Andrews Financial Corp.		investment company. He is also
1 First Canadian Place		Chairman of Purolator Courier
52nd Floor, P.O. Box 150		Ltd.
Toronto, Ontario M5X 1H3

William Wilson	Director, Chairman	Corporate Director	Canadian
3776 – 156B Street
Surrey BC
V3S 0H7

NAME AND ADDRESS	POSITION HELD	PRINCIPAL OCCUPATION	CITIZENSHIP

Dr. Julian Barnes	Executive Vice	Officer of the Company	Australian/UK
5 Malcolm Street	President
Fremantle
Western Australia
WA 6160

Lori E. Beak	Vice President and	Officer of the Company	Canadian
Dundee Precious Metals Inc.	Secretary
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3060
Toronto, Ontario
M5J 2J1

C. Bruce Burton	Vice President,	Officer of the Company	Canadian
Dundee Precious Metals Inc.	Finance and Chief
Royal Bank Plaza, South Tower	Financial Officer
200 Bay Street, Suite 3060
Toronto, Ontario
M5J 2J1

Adrian Goldstone	Vice President,	Officer of the Company	New Zealand
10 Herrings Cove Place	Environment &
Titirangi	Sustainable
Auckland	Development
New Zealand

Sean Hasson	Vice President,	Officer of the Company	Irish
4 Light Street	Exploration
Shoalwater, Perth
WA 6169
Western Australia

Laurence Marsland	Executive Vice	Officer of the Company	Australian
710 Holly Street	President and Chief
Denver, Colorado	Operating Officer
80220

Paul Proulx	Vice President,	Officer of the Company	Canadian
Dundee Precious Metals Inc.	Human Resources
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3060
Toronto, Ontario
M5J 2J1

Gabriela M. Sanchez	Vice President,	Officer of the Company	Canadian
Dundee Precious Metals Inc.	Investor Relations
Royal Bank Plaza, South Tower
200 Bay Street, Suite 3060
Toronto, Ontario
M5J 2J1

During the past five years none of Dundee Precious, or to the best knowledge of Dundee Precious, its directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

During the past five years none of Dundee Precious, or to the best knowledge of Dundee Precious, its directors and executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On October 27, 2006, Dundee Precious acquired 13,688,100 Common Shares in a private transaction with Resolute Mining Limited ("Resolute") at an aggregate cash cost of Cdn$16,836,363.

On November 8, 2006, Dundee Precious acquired a further 4,714,932 Common Shares under the same agreement with Resolute at an aggregate cash cost of Cdn$5,799,366.36.

Item 4. Purpose of Transaction

The Common Shares acquired by Dundee Precious are held for investment purposes. The Company has no intention to acquire further shares of Goldbelt at the present time but will be reviewing its investment on a continuing basis and reserves the right to increase or decrease its position, as deemed appropriate.

Item 5. Interest in Securities of the Issuer

As of November 8, 2006, Dundee Precious beneficially owned 30,111,494 Common Shares, representing approximately 47.2% of the outstanding Common Shares. The Common Shares held by Dundee Precious prior to these acquisitions have been reported on prior Schedule 13G reports.

Dundee Precious, and to the best knowledge of Dundee Precious, its directors and executive officers, has sole voting and dispositive power over the securities beneficially owned by it. Except for the acquisition of 2,670,000 Common Shares by the Company on September 27, 2006 at a cash cost of Cdn$2,803,500, an acquisition which was previously filed on a Schedule 13G report, and as disclosed herein, during the past sixty days Dundee Precious, nor, to the best knowledge of Dundee Precious, any of its directors and executive officers, has effected any transaction in the securities reported on this Schedule 13D.

Mr. Marsland, a director of Goldbelt, holds 200,000 options to acquire Common Shares which are exercisable at $0.72 and expire March 9, 2010 and 225,000 options to acquire Common Shares at an exercise price of $0.62 and expire on November 30, 2010. Longreach Management Ltd., a trust established for the benefit of the family of Mr. Marsland, holds 17,000 Common Shares which represents less than .01%.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Goldbelt, including but not limited to transfer or voting of any such securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Nil.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2006	DUNDEE PRECIOUS METALS INC.

Signed "Jonathan Goodman"
Name: Jonathan Goodman
Title: President & CEO